Filed by Royal Bank of Canada
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: City National Corporation
(Commission File No. 1-10521)

[The following slides were used by Royal Bank of Canada in a presentation to certain employees of City National Corporation.]

CITY NATIONAL AND  RBC EXCITING  OPPORTUNITIES  FOR  GROWTH  TOGETHER

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the "safe harbor" provisions of the United States Private Securities litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements about the expected effects of the acquisition of City National Corporation by Royal Bank of Canada, the expected timing of the acquisition and other statements other than in relation to historical facts. Forward-looking statements are typically identified by words such as "believe", "expect", "foresee", "forecast",  "anticipate", "intend", estimate", "goal", "plan" and "project" and similar expressions of future or conditional verbs such as "will", "may", "should", "could", or "would". By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, many of which are outside the control of Royal Bank of Canada and City National Corporation. Forward-looking statements speak only as of the date they are made and, except as required by law, neither party assumes an obligation to update the forward-looking statements contained in this communication. Any annualized, pro forma, projected and estimated numbers in this communication are used for illustrative purposes only, are not forecasts and may not relied actual results. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actuals result to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the strength of the economy and competitive factors in the areas where Royal Bank of Canada and City National Corporation do business; the impact of changes in the laws and regulations regulating financial services and enforcement thereof; the effects of competition in the markets in which Royal Bank of Canada and City National Corporation operate; judicial or regulatory judgments and legal proceedings; Royal Bank of Canada's ability to complete the acquisition and integration of City National Corporation successfully; and other factos that may affect future results of Royal Bank of Canada and City National Corporation including timely development and introduction of new products and services, Royal Bank of Canada's ability to cross-sell more products to customers and technological changes. We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors ran be found in Royal Bank of Canada's 2014 Annual Report on Form 40-F and City National Corporation’s 2013 Annual Report on form 10-K, each filed with the U.S. Securities and Exchange Commission (the "SEC") and available at the SEC's website (http://www.sec.gov). Royal Bank of Canada's material general economic assumptions underlying certain of the forward-looking statements in this press release are set out in its 2014  Annual Report under the heading "Overview and Outlook — Economic and market review outlook" and for each business segment under the heading "Outlook and priorities". IMPORTANT ADDITIONAL  INFORMATION In connection with the proposed transaction, Royal Bank of Canada will file with the SEC a Registration Statement on form F-4 that will include a Proxy Statement of City National Corporation and a Prospectus of Royal Bank of Canada, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Royal Bank of Canada and City National Corporation will be submitted to City National Corporation's stockholders for their consideration. This communication not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF CITY NATIONAL CORPORATION ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Royal Bank of Canada and City National Corporation, without charge, at the SEC's website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will he incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Royal Bank of Canada, 200 Bay Street, 4th Floor, North Tower, Toronto, ON, M5J 2W7. Attention:  Investor Relations, 416-955-7802 or to City National Corporation, Investor Relations, 555 South Flower Street, 9th Floor, Los Angeles, CA 90071, 213-673-7615. PARIICIPANTS IN THE SOLICITATION Royal Bank of Canada,  City National Corporation, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.   Information regarding Royal Bank of Canada's directors and and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2014, which was filed with the SEC on December 3, 2014, and its notice of annual meeting and management proxy circular for its 2014 annual meeting of common shareholders, which was furnished to the SEC under the cover of a Form 6-K filed with the SEC on January 31, 2014. Information regarding City National Corporation’s directors and executive officers is available in City National Corporation’s proxy statement for its 2014 annual meeting files on Schedule 14A, which was filed with the SEC on March 11, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

COMMITTED  TO OUR VISION, GUIDED  BY OUR  VALUES OUR VISION Always earning the right to be our clients' first choice OUR VALUES Service Teamwork Responsibility Diversity Integrity

A GLOBAL LEADER WITH A RICH  HISTORY PROUD  LEGACY OF MORE THAN 150 YEARS 12th LARGEST  BANK  GLOBALLY 5th IN  NORTH  AMERICA 1st  IN  CANADA 40 COUNTRIES 78,000 EMPLOYEES 16 MILLION CLIENTS 1 ,400 BRANCHES

A FOCUSED STRATEGY OUR STRATEGIC GOALS IN CANADA to be the undisputed leader in financial services GLOBALLY to be a leading provider of capital markets, investor and wealth management solutions IN TARGETED MARKETS to be a leading provider of select Financial services complementary to our core strengths

DELIVERING  FINANCIAL STRENGTH  &  STABILITY RECORD 2014 EARNINGS C$9.0B 12% Wealth Management 51% Personal & Commercial Banking 9% Insurance 5% Investor & Treasury Services 23% Capital Markets

DELIVERING  FINANCIAL STRENGTH  & STABILITY Strong credit ratings Strong annualized Total Shareholder Return (TSR), outperforming global peer average: 23% OVER 3 YEARS 14% OVER 10 YEARS

STRONG COMMITMENT TO COLLEAGUES AND  COMMUNITIES Highly engaged colleagues Values-based culture Largest corporate donor in Canada, with more than
$100 million committed to key causes globally in 2014 PRIORITY AREAS: Kids & youth Fresh Water

RBC RUN/RACE FOR THE KIDS

RBC'S  PARTNERSHIP WITH  FREE THE CHILDREN

RBC BLUE WATER PROJECT

SUPPORTING CANADIAN OLYMPIANS SINCE 1947

TEAM RBC

TORONTO INTERNATIONAL FILM FESTIVAL

THE EXCEPTIONALLY STRONG  FRANCHISE YOU'VE BUILT FITS WITH OUR OWN  STRENGTHS Putting clients first Strong fundamentals underpinning continued growth  Prudent risk management culture Commitment to community

STRONG U.S.  PLATFORM  IN WEALTH  MANAGEMENT AND  CAPITAL MARKETS 8th LARGEST  FULL-SERVICE BROKERAGE FIRM BY ASSETS 181 occices in 41 states in the U.S., Including 16 in California TOP 10 GLOBAL INVESTMENT BANK 41 offices in  23 states in the U.S.,  Including two in San Francisco and one in Los Angeles

A POWERFUL ENGINE  FOR  GROWTH Together we can offer more banking products and services to more clients We can create a strong platform for growth in wealth and asset management The combination of a premier commercial bank and a top 10 global investment bank greater offering to clients and additional industries

CITY NATIONAL BANK The way up + RBC : 1 + 1 = 4